As filed with the Securities and Exchange Commission on January 26, 2001

Registration No. 333-35574

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-6

FOR REGISTRATION UNDER THE SECURITIES ACT

OF 1933 OF SECURITIES OF UNIT INVESTMENT

TRUSTS REGISTERED ON FORM N-8B-2

A. Exact name of trust:

CORPORATE INCOME FUND

PREFERRED SECURITIES PORTFOLIO SERIES 102

DEFINED ASSET FUNDS

B. Name of depositors:

MERRILL LYNCH, PIERCE, FENNER & SMITH INC.

DEAN WITTER REYNOLDS INC.

PAINEWEBBER INCORPORATED

C. Complete address of depositors' principal executive offices:

MERRILL LYNCH, PIERCE, FENNER &
SMITH INCORPORATED
Unit Investment Trust Division
P.O. Box 9051
Princeton, NJ 08543-9051

DEAN WITTER REYNOLDS INC. Two World Trade Center—59th Floor New York, NY 10048	PAINEWEBBER INCORPORATED 1285 Avenue of the Americas New York, NY 10019

D. Names and complete address of agent for service:

DOUGLAS LOWE, ESQ. Dean Witter Reynolds Inc. Two World Trade Center—59th Floor New York, NY 10048	TERESA KONCICK, ESQ. P.O. Box 9051 Princeton, NJ 08543-9051	ROBERT E. HOLLEY 1200 Harbor Blvd. Weehawken, NJ 07087
Copies to: NORA M. JORDAN, ESQ. 450 Lexington Avenue New York, NY 10017

E. Title of Securities Being Registered:

An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. Approximate date of proposed sale to public:

As soon as practicable after the effective date of the Registration Statement.

/x/ Check box if it is proposed that this registration statement will become effective upon filing on January 26, 2001 pursuant to Rule 487.

Defined Asset Funds®
Corporate Income Fund Preferred Securities Portfolio Series 102 (A Unit Investment Trust)
• Designed for Total Return —Current Interest Income —Capital Appreciation
• Monthly Income Distributions
Sponsors: Merrill Lynch, Pierce, Fenner & Smith Incorporated PaineWebber Incorporated Dean Witter Reynolds Inc.

The Securities and Exchange Commission has not approved or disapproved these Securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated January 26, 2001.

Defined Asset Funds®

Defined Asset Funds® is America's oldest and largest family of unit investment trusts, with over $195 billion sponsored over the last 30 years. Defined Asset Funds has been a leader in unit investment trust research and product innovation. Our family of Funds helps investors work toward their financial goals with a full range of quality investments, including municipal, corporate and government bond portfolios, as well as domestic and international equity portfolios.

Defined Asset Funds offer a number of advantages:

  •
  A disciplined strategy of buying and holding with a long-term view is the cornerstone of Defined Asset Funds.
  •
  Fixed portfolio: Defined Funds follow a buy and hold investment strategy; funds are not managed and portfolio changes are limited.
  •
  Defined Portfolios: We choose the stocks and bonds in advance, so you know what you're investing in.
  •
  Professional research: Our dedicated research team seeks out stocks or bonds appropriate for a particular fund's objectives.
  •
  Ongoing supervision: We monitor each portfolio on an ongoing basis.

No matter what your investment goals, risk tolerance or time horizon, there's probably a Defined Asset Fund that suits your investment style. Your financial professional can help you select a Defined Asset Fund that works best for your investment portfolio.

Risk/Return Summary

1.
What is the Fund's Objective?
The Fund seeks total return through a combination of current interest income and capital appreciation by investing in a fixed portfolio consisting primarily of long-term trust preferred securities.
2.
What are Trust Preferred Securities?
•
When a company issues trust preferred securities it first creates a trust.

•
The company then signs a junior subordinated debenture and deposits it into the trust. The debenture is the trust's only asset.

•
The trust issues securities (trust preferred securities) that have terms identical to the debenture. When the company makes interest payments on the debenture, that money is used to make payments on the trust preferred securities.

•
From an investor's perspective, investing in the company's trust preferred securities is just like purchasing the company's unsecured junior subordinated debt. The trust preferred securities and the junior subordinated debentures rank senior to the company's common and preferred stock and junior to the company's senior debt, subordinated debt and other indebtedness.
3.
What is the Fund's Investment Strategy?

•
The Fund plans to hold to maturity 17 trust preferred securities with an aggregate face amount of $10,000,000 and some U.S. Treasury notes reserved to pay the deferred sales fee. The Fund is a unit investment trust which means that, unlike a mutual fund, the Fund's portfolio is not managed. The securities in the Portfolio were selected by the Agent for the Sponsors. The criteria used in the selection process are as follows:

(1)
issues must have at least three to five years of call protection;

(2)
no sinking funds, adjustables, exchangeable capital securities (X-caps) or partnerships;

(3)
issues must have investment grade ratings (baa3/ BBB- or better);

(4)
the credit outlook for the issuer should be stable to improving, and not be on credit watch for a downgrade;

(5)
NYSE listing; and

(6)
more than $30 million of debt outstanding.
•
34% of the securities are rated in the category BBB or better and 66% of the securities are rated A or better by Standard & Poor's or Moody's.

The Portfolio consists of securities in the following industries:
		Approximate Portfolio Percentage
•	Banking	11%
•	Electric Utility	29%
•	Financial	10%
•	Insurance	24%
•	Manufacturing	18%
•	Oil/Gas	6%
•	U.S. Government	2%
4.
What is partial call protection?

In periods of falling interest rates, securities may be prepaid or "called" at the option of the issuer before its expected maturity. However, the securities in this Fund have partial call protection meaning that the issuer may not call the securities for a number of years, at least 3, and after that, the securities generally may only be called at par.
5.
What are the Significant Risks?

You can lose money by investing in the Fund. This can happen for various reasons, including:

•
Because the Fund is concentrated in securities in the electric utility industry, adverse developments in this industry could negatively impact your units. The Fund is also concentrated in trust preferred securities. These risks are described later in this propsectus under "Concentration Risks".

•
Rising interest rates and an issuer's worsening financial condition can reduce the price of your units.

•
Generally, securities with longer maturities will change in value more than securities with shorter maturities.

•
Assuming no changes in interest rates, when you sell your units, they will generally be worth less than your cost because your cost included a sales fee.

•
If securities are called or sold before they mature, your income will decline and you may not be able to reinvest the money you receive at as high a yield or as long a maturity.

Defined Portfolio

Preferred Securities Portfolio Series 102

Portfolio Title		Coupon	Maturity (1)	Ratings of Issues (2)	Cost To Fund (3)

	Banking (11%)
1.	$25,600 NAB Capital Trust I, 8.00% Trust Preferred Securities	8.000%	12/31/2047	A	$652,800.00
2.	$17,600 Chase Capital VII, 7.00% Capital Securities, Series G	7.000	05/15/2029	"aa3"	442,200.00
	Electric Utility (29%)
3.	$25,600 TXU Capital II, 8.70%, Trust Originated Preferred SecuritiesSM	8.700	12/31/2034	BBB-	704,000.00
4.	$22,400 DQE Capital Corporation, 8.375% Public Income Notes	8.375	09/15/2039	BBB	599,200.00
5.	$25,600 Teco Capital Trust I, 8.50% Trust Preferred Securities	8.500	01/31/2041	BBB+	668,800.00
6.	$25,600 National Rural Utilities Cooperative Finance Corporation, 8.5% Quarterly Income Capital Securities	7.375	09/15/2047	A	652,800.00
7.	$22,400 Dominion Resources Capital Trust II, 8.40% Trust Preferred Security	8.400	01/30/2041	BBB-	571,200.00
	Financial (10%)
8.	$17,600 Bear Stearns Capital Trust II, 7.50% Trust Preferred Securities	7.500	12/15/2028	"a3"(m)	435,512.00
9.	$22,400 Household Capital Trust V, 10.00% Trust Preferred Securities	10.000	06/30/2030	BBB+	567,000.00

(1)	Approximately 29% of the Trust Preferred Securities are callable beginning in 2003, 47% are callable beginning in 2004, 18% are callable beginning in 2005 and the remaining are callable beginning in 2006. Redemption pursuant to refunding redemption provisions generally will occur at times when the redeemed Preferred Stocks have an offering side valuation which represents a premium over par or stated value. If the Securities were deposited in the Fund at a price higher than the price at which they are redeemed, this will represent a loss of capital. However, if the Securities were acquired at a price lower than the redemption price, this will represent an increase in capital. The principal amount and any premium received on redemption of Securities will be distributed to Unitholders. Monthly income will be reduced by the amount of income that would have otherwise been paid on a redeemed Security. The estimated current return in this event may be affected by such redemptions. The Federal tax effect of such redemptions and resultant distributions is described later in this prospectus under "Taxes."

            Please note that if this prospectus is used as a preliminary prospectus for a future fund in this Series, the Portfolio will contain different securities from those described above.

Defined Portfolio

Preferred Securities Portfolio Series 102

Portfolio Title		Coupon	Maturity (1)	Ratings of Issues (2)	Cost To Fund (3)

	Insurance (24%)
10.	$25,600 Ace Capital Trust I, 8.875% Trust Originated Preferred SecuritiesSM	8.875%	12/31/2029	"a2"(m)	$694,400.00
11.	$22,400 American General Capital I, 7.875% Trust Originated Preferred SecuritiesSM	7.875	09/30/2048	A	604,800.00
12.	$22,400 Hartford Life Capital I, 7.20% Trust Preferred Securities, Series A	7.200	06/30/2038	"a2"(m)	565,104.96
13.	$25,600 Great-West Life & Annuity Insurance Capital I, 7.25% Trust Preferred Securities, Series A	7.250	06/30/2048	A-	632,000.00
	Manufacturing (18%)
14.	$22,400 Magna International Inc., 8.875% Cumulative Quarterly Income Preferred Securities, Series B	8.875	09/21/2048	BBB+	582,400.00
15.	$25,600 Motorola Capital Trust I, 6.68% Trust Originated Preferred SecuritiesSM	6.680	03/31/2039	A-	595,200.00
16.	$25,600 Transcanada Pipeline LTD, 8.25% Trust Originated Preferred SecuritiesSM	8.250	10/01/2047	a3(m)	652,800.00
	Oil/Gas (6%)
17.	$25,600 Sempra Energy Capital Trust I, 8.90% Cumulative Quarterly Income Preferred Securities, Series A	8.900	02/23/2030	"a3"(m)	616,000.00
	U.S. Government (2%)
18.	$250,000 United States Treasury Notes(4)	5.50-6.50	05/31/02-03	AAA	254,427.38

					$10,490,644.34

(2)	Quality ratings on preferred securities are expressed by symbols like those used in rating bonds. They are independent of bond ratings, however, in the sense that they are not necessarily downgraded when the debt of the same company is downgraded. All ratings are by Standard & Poor's Ratings Group unless followed by "(m)", which indicates a Moody's Investors Service rating. Ratings A through AAA indicate good to highest quality bonds with a strong to very strong capacity to pay interest and repay principal.
(3)	23% of the securities were deposited at a discount from par, and 77% at a premium. Sponsors' profit on deposit was $111,862.09.
(4)	The interest and principal on these securities will be used to pay the deferred sales charge obligations of the investors, and these amounts are not included in the calculation of Estimated Current and Long Term Returns.

            Please note that if this prospectus is used as a preliminary prospectus for a future fund in this Series, the Portfolio will contain different securities from those described above.

Risk/Return Summary (Continued)

•
34% of the Portfolio securities are rated in the BBB or baa categories, which are the lowest "investment grade" ratings assigned. These securities may have speculative characteristics and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to make principal and interest payment on these securities than is the case with higher rated securities.

•
From an investor's point of view, trust preferred securities are designed to create the same business risk as if the investor had bought the company's unsecured junior subordinated debt with the same terms directly from the company. These risks are more fully discussed later in this prospectus under Concentration Risk.
6.
Is this Fund Appropriate for You?

Yes, if you want current monthly income. You will benefit from a professionally selected and supervised portfolio whose risk is reduced by investing in securities of several different issuers.

The Fund is not appropriate for you if you want a speculative investment that changes to take advantage of market movements or if you cannot tolerate any risk.

Defining Your Income and Estimating Your Return

What You May Expect
First Payment per 1,000 units (2/25/01):	$3.04
Regular Monthly Income per 1,000 units (beginning 3/25/01):	$6.51
Annual Income per 1,000 units:	$78.22
Record Day: 10th day of each month
These figures are estimates on the business day before the initial date of deposit; actual payments may vary.
Estimated Current Return	7.37%
Estimated Long Term Return	7.19%
These returns will vary (see page 6)
7.
What are the Fund's Fees and Expenses?
This table shows the costs and expenses you may pay, directly or indirectly, when you invest in the Fund.
Investor Fees
Maximum Sales Fee (Load) on new purchases (as a percentage of $1,000 invested)	3.50%
You will pay an initial sales fee of approximately 1.00%, as well as a total deferred sales fee of $25.00 (beginning in May, 2001, four quarterly payments of $3.13 per 1,000 units and then four quarterly payments of $3.12 per 1,000 units). If you are an employee of one of the Sponsors, you will pay only the deferred sales fee; the initial sales fee will be waived.

The maximum sales fee is reduced if you invest at least $100,000, as follows:
If you invest:	Your maximum sales fee will be:
Less than $100,000	3.50%
$100,000 to $249,999	3.25%
$250,000 to $499,999	3.00%
$500,000 to $999,999	2.75%
$1,000,000 and over	2.50%
Maximum Exchange Fee	2.50%

   Estimated Annual Fund Operating Expenses

	As a % of $1,000 Invested	Amount Per 1,000 Units
Trustee's Fee	.072%	$0.72
Portfolio Supervision, Bookkeeping and Administrative Fees (including updating expenses)	.056%	$0.56
Evaluator's Fee	.032%	$0.32
Other Operating Expenses	.019%	$0.19

Total	.179%	$1.79
The Sponsors historically paid updating expenses.
Amount Per 1,000 Units
Organization Costs (deducted from Fund assets at the close of the initial offering period)	$2.00

   Example

This example may help you compare the cost of investing in the Fund to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Fund for the periods indicated and sell all your units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Fund's operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Risk/Return Summary (Continued)

1 Year	3 Years	5 Years	10 Years
$387	$425	$465	$586
You will pay the following expenses if you do not sell your units:
1 Year	3 Years	5 Years	10 Years
$262	$425	$465	$586
8.
Is the Fund Managed?

Unlike a mutual fund, the Fund is not managed and securities are not sold because of market changes. However, the Fund may sell a security if certain adverse credit or other conditions exist (for example, if the credit quality of any security's parent debt falls below BBB-).
9.
How do I Buy Units?

You can buy units from any of the Sponsors and other broker-dealers. Some banks may offer units for sale through special arrangements with the Sponsors, although certain legal restrictions may apply.

The minimum investment is $250.
Unit Price per 1,000 Units (as of January 25, 2001)	$1,061.40
Unit price is based on the net asset value of the Fund plus the up-front sales fee. Unit price also includes the estimated organization costs shown on the previous page. An independent evaluator prices the securities at 3:30 p.m. Eastern time every business day. Unit price changes every day with changes in the prices of the securities in the Fund.
Unit Par Value	$1.00
Unit par value means the total amount of money you should generally receive on each unit by the termination of the Fund (other than income and premium on the securities). This total amount assumes that all securities in the Fund are either paid at maturity or called by the issuer at par or are sold by the Fund at par. If you sell your units before the Fund terminates, you may receive more or less than the unit par value.
10.
How do I Sell Units?

You may sell your units at any time to any of the Sponsors or the Trustee for the net asset value determined at the close of business on the date of sale, less any remaining deferred sales fee. You will not pay any other fee when you sell your units.
11.
How are Distributions Made and Taxed?

The Fund pays income monthly. Interest on the securities in the Fund is subject to federal income taxes for U.S. investors, but if you are a non-U.S. investor, your interest may be exempt from U.S. federal income taxes, including withholding taxes. Interest on the U.S. Treasury notes will be exempt from state and local personal income taxes.
12.
What Other Services are Available?

    Exchange Privileges

You may exchange units of this Fund for units of certain other Defined Asset Funds. You may also exchange into this Fund from certain other funds. We charge a reduced sales fee on exchanges.

    Reinvestment

You will receive your monthly income in cash unless you choose to compound your income by reinvesting at no sales fee in the Corporate Fund Investment Accumulation Program, Inc. This Program is an open-end mutual fund with a comparable investment objective. Income from this Program will be subject to U.S. federal income taxes for both U.S. and foreign investors. For more complete information about the Program, including charges and fees, ask the Trustee for the Program's prospectus. Read it carefully before you invest. The Trustee must receive your written election to reinvest at least 10 days before the record day of an income payment.

What You Can Expect From Your Investment

Monthly Income

The Fund will pay you regular monthly income. Your monthly income may vary because of:

  •
  elimination of one or more securities from the Fund's portfolio because of calls, redemptions or sales;
  •
  a change in the Fund's expenses; or
  •
  the failure by a securities issuer to pay interest.

Changes in interest rates generally will not affect your monthly income because the portfolio is fixed.

Return Figures

We cannot predict your actual return, which will vary with unit price, how long you hold your investment and changes in the portfolio, interest income and expenses.

Estimated Current Return  equals the estimated annual cash to be received from the securities in the Fund less estimated annual Fund expenses, divided by the Unit Price (including the maximum sales fee):

Estimated Annual Interest Income	-	Estimated Annual Expenses

Unit Price

Estimated Long-Term Return  is a measure of the estimated return over the estimated life of the Fund. Unlike Estimated Current Return, Estimated Long-Term Return reflects maturities, discounts and premiums of the securities in the Fund. It is an average of the yields to maturity (or in certain cases, to an earlier call date) of the individual securities in the portfolio, adjusted to reflect the Fund's maximum sales fee and estimated expenses. We calculate the average yield for the portfolio by weighting each security's yield by its market value and the time remaining to the call or maturity date.

Yields on individual securities depend on many factors including general conditions of the preferred security markets, the size of a particular offering and the maturity and quality rating of the particular issues. Yields can vary among securities with similar maturities, coupons and ratings.

These return quotations are designed to be comparative rather than predictive.

Records and Reports

You will receive:

•
a monthly statement of income payments;
•
a notice from the Trustee when new securities are deposited in exchange or substitution for securities originally deposited;
•
an annual report on Fund activity; and
•
annual tax information. This will also be sent to the IRS. You must report the amount of income received during the year.

You may request:

•
copies of security evaluations to enable you to comply with federal and state tax reporting requirements; and
•
audited financial statements of the Fund.

You may inspect records of Fund transactions at the Trustee's office during regular business hours.

The Risks You Face

Interest Rate Risk

Investing involves risks, including the risk that your investment will decline in value if interest rates rise. Generally, securities with longer maturities will change in value more than securities with shorter maturities. Securities in the Fund are more likely to be called when interest rates decline. This may result in early termination of the Fund. Of course, we cannot predict how interest rates may change.

Call Risk

Many securities can be prepaid or "called" by the issuer before their stated maturity.

For example, an issuer might call its securities if it no longer needs the money for the original purpose or, during periods of falling interest rates, if the issuer's preferred securities have a coupon higher than current market rates. If the securities are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield or as long a maturity. An early call at par of a premium security will reduce your return.

Reduced Diversification Risk

If many investors sell their units, the Fund will have to sell securities. This could reduce the diversification of your investment and increase your share of Fund expenses.

Liquidity Risk

The securities will generally trade in the over-the-counter market. We cannot assure you that a liquid trading market will exist, especially since current law may restrict the Fund from selling securities to the Sponsors. The value of the securities, and of your investment, may be reduced if trading in securities is limited or absent. As a result, you would generally be required to include original issue discount in respect of those junior subordinated debentures in income during the deferral period. After the deferral period, you would include original issue discount in income, rather than the amount of interest paid on the junior subordinated debentures.

Concentration Risk

When a certain type of security makes up 25% or more of the portfolio, the Fund is said to be "concentrated" in that security type, which makes the Fund less diversified.

Here is what you should know about the Fund's concentration in trust preferred securities.

  •
  From an investor's point of view, trust preferred securities (TPS) are designed to create the same business risk as if the investor had bought unsecured junior subordinated debt of the company establishing the trust (the "parent company") with the same terms. Each trust's ability to pay distributions on its TPS is solely dependent on the parent company fulfilling its obligations with respect to the payment of interest on its junior subordinated debentures that are the trust's sole asset.
  •
  Investors have no right to accelerate the TPS or the junior subordinated debentures for non-payment.
  •
  The parent company may cause a deferral of cash distributions at any time during the life of the TPS. The parent company may cause more than one deferral but no deferral may last longer than 10 consecutive semi-annual periods. During any deferral period, the parent company may not pay dividends on its common stock or preferred stock and may not make certain other payments. During any deferral period, investors will be taxed as if the Fund had received current income. A holder that disposes of TPS during a period of deferred payments may not receive the same return on its investment as a holder that continues to hold TPS. There is no guarantee that payments will not be deferred.

  •
  The TPS are subject to redemption at the option of the parent company after at least 3 years at par. In addition, if the favorable tax or regulatory treatment of the TPS were to change, the parent company generally may redeem the TPS at par at anytime or exchange the TPS for the junior subordinated debentures. There is no guarantee that the TPS will not be redeemed prior to maturity.

Here is what you should know about the Fund's concentration in electric utility bonds.

Here is what you should know about the Fund's concentration in municipal electric utility revenue bonds. The payment of interest and principal of these bonds depends on the rates the utilities may charge, the demand for their services and the cost of operating their business which includes the expense of complying with environmental and other energy and licensing laws and regulations. The operating results of utilities are particularly influenced by:

  •
  increases in operating and construction costs;
  •
  the costs and availability of fuel;
  •
  unpredicability of future usage requirements; and
  •
  the risks associated with the nuclear industry.

There has been an increase in competition in the electric utility industry. The effect of this competition has been to induce municipal utilities to keep their rates as low as possible. Municipal electric utilities may, therefore, be unable to increase rates to recover their investment in generating plant.

Tax Risk

Future tax legislation or positions taken by the Internal Revenue Service could affect the value of the Portfolio by characterizing obligations such as the junior subordinated debentures as equity. Congress has considered proposals to that effect in the past and may do so again in the future. In addition, the Trust Preferred Securities could be characterized as equity interests in the issuing corporation.

Rating Risk

A reduction in a security's rating may decrease its value and, indirectly, the value of your investment in the Fund.

Litigation Risk

We do not know of any pending litigation that might have a material adverse effect upon the Fund.

Selling or Exchanging Units

You can sell your units at any time for a price based on net asset value. Your net asset value is calculated each business day by:

  •
  adding the value of the securities, net cash and any other Fund assets;
  •
  subtracting accrued but unpaid Fund expenses, unreimbursed Trustee advances, cash held to buy back units or for distribution to investors and any other Fund liabilities; and
  •
  dividing the result by the number of outstanding units.

Your net asset value when you sell may be more or less than your cost because of sales fees, market movements and changes in the portfolio.

As of the close of the initial offering period, the price you receive will be reduced to reflect estimated organization costs.

If you sell your units before the final deferred sales fee installment, the amount of any remaining installments will be deducted from your proceeds.

Sponsors' Secondary Market

While we are not obligated to do so, we will buy back units at net asset value without any other fee or charge other than any remaining deferred sales charge. We may resell the units to other buyers or to the Trustee. You should consult your financial professional for current market prices to determine if other broker-dealers or banks are offering higher prices.

We have maintained a secondary market continuously for over 30 years, but we could discontinue it without prior notice for any business reason.

Selling Units to the Trustee

Regardless of whether we maintain a secondary market, you can sell your units to the Trustee at any time by sending the Trustee a letter (with any outstanding certificates if you hold Unit certificates). You must properly endorse your certificates (or execute a written transfer instrument with signatures guaranteed by an eligible institution). Sometimes, additional documents are needed such as a trust document, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.

Within seven days after your request and the necessary documents are received, the Trustee will mail a check to you. Contact the Trustee for additional information.

As long as we are maintaining a secondary market, the Trustee will sell your units to us at a price based on net asset value. If there is no secondary market, the Trustee may sell your units in the over-the-counter market for a higher price, but it is not obligated to do so. In that case, you will receive the net proceeds of the sale.

If the Fund does not have cash available to pay you for units you are selling, the Sponsors will select securities to be sold. Securities will be selected based on market and credit factors. These sales could be made at times when the securities would not otherwise be sold and may result in your receiving less than the unit par value and also reduce the size and diversity of the Fund.

If you acquire 25% or more of the outstanding units of the Fund and you sell units with a value exceeding $250,000, the Trustee may choose to pay you "in kind" by distributing securities and cash with a total value equal to the price of those units. The Trustee will try to distribute securities in the portfolio pro rata, but it reserves the right to distribute only one or a few securities. The Trustee will act as your agent in an in kind distribution and will either hold the securities for your account or sell them as you instruct. You must pay any transaction costs as well as transfer and ongoing custodial fees on sales of securities distributed in kind.

There could be a delay in paying you for your units:

  •
  if the New York Stock Exchange is closed (other than customary weekend and holiday closings);
  •
  if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making sale or evaluation of the securities not reasonably practicable; and
  •
  for any other period permitted by SEC order.

Exchange Option

You may exchange units of certain Defined Asset Funds for units of this Fund at a maximum exchange fee of 2.50%. You may exchange units of this Fund for units of certain other funds at a reduced sales fee if your investment goals change. To exchange units, you should talk to your financial professional about what funds are exchangeable, suitable and currently available.

Normally, an exchange is taxable and you must recognize any gain or loss on the exchange. However, the IRS may try to disallow a loss if the portfolios of the two funds are not materially different; you should consult your own tax adviser.

We may amend or terminate this exchange option at any time without notice.

How The Fund Works

Pricing

In addition, a portion of the price of a unit also consists of cash to pay all or some of the costs of organizing the Fund including:

  •
  cost of initial preparation of legal documents;
  •
  federal and state registration fees;
  •
  initial fees and expenses of the Trustee;
  •
  initial audit; and
  •
  legal expenses and other out-of-pocket expenses.

Evaluations

An independent Evaluator values the securities on each business day (excluding Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange: New Year's Day, Presidents' Day, Martin Luther King, Jr. Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas). Preferred Security values are based on current bid or offer prices for the securities or comparable securities.

Income

  •
  The annual income per unit, after deducting estimated annual Portfolio expenses per unit, will depend primarily upon the amount of interest paid by the issuers of the securities and changes in the expenses of the Portfolio and, to a lesser degree, upon the level of purchases of additional securities and sales of securities.
  •
  Each unit receives an equal share of distributions of income net of estimated expenses. Each investor's monthly income distribution will equal approximately one-twelfth of the investor's pro rata share of the estimated annual income to the Income Account, after deducting estimated expenses. The Trustee credits interest received to an Income Account and other receipts to a Capital Account. The Trustee may establish a reserve account by withdrawing from these accounts amounts it considers appropriate to pay any material liability. These accounts do not bear interest.

Expenses

The Trustee is paid monthly. It also benefits when it holds cash for the Fund in non-interest bearing accounts. The Trustee may also receive additional amounts:

  •
  to reimburse the Trustee for the Fund's operating expenses;
  •
  for extraordinary services and costs of indemnifying the Trustee and the Sponsors;
  •
  costs of actions taken to protect the Fund and other legal fees and expenses;
  •
  expenses for keeping the Fund's registration statement current; and
  •
  Fund termination expenses and any governmental charges.

Legal, typesetting, electronic filing and regulatory filing fees and expenses associated with updating the Fund's registration statement yearly are also now chargeable to the Fund; the Sponsors historically paid these amounts.

The Sponsors are currently reimbursed up to 55¢ per $1,000 face amount annually for providing portfolio supervisory, bookkeeping and administrative services and for any other expenses properly chargeable to the Fund. While this fee may exceed the amount of these costs and expenses attributable to this Fund, the total of these fees for all Series of Defined Asset Funds will not exceed the aggregate amount attributable to all of these Series for any calendar year. The Fund also pays the Evaluator's fees.

The Trustee's, Sponsors' and Evaluator's fees may be adjusted for inflation without investors' approval.

Quarterly deferred sales charges you owe are paid with principal from certain securities. If these amounts are not enough, the rest will be paid out of distributions to you from the Fund's Capital and Income Accounts.

The Sponsors will pay advertising and selling expenses at no charge to the Fund. If Fund expenses exceed initial estimates, the Fund will owe the excess. The Trustee has a lien on Fund assets to secure reimbursement of Fund expenses and may sell securities if cash is not available.

Portfolio Changes

The Sponsors and Trustee are not liable for any default or defect in a security; if a contract to buy any security fails in the first 90 days of the Fund, we generally will deposit a replacement corporate security with a similar yield, maturity, rating and price.

Unlike a mutual fund, the portfolio is designed to remain intact and we may keep securities in the portfolio even if their credit quality declines or other adverse financial circumstances occur. However, we may sell a security in certain cases if we believe that certain adverse credit or certain other conditions exist (e.g., if the credit quality of any security falls below BBB-).

If we maintain a secondary market in units but are unable to sell the units that we buy in the secondary market, we will redeem units, which will affect the size and composition of the portfolio. Units offered in the secondary market may not represent the same face amount of securities that they did originally.

We decide whether or not to offer units for sale that we acquire in the secondary market after reviewing:

  •
  diversity of the portfolio;
  •
  size of the Fund relative to its original size;
  •
  ratio of Fund expenses to income;
  •
  current and long-term returns;
  •
  degree to which units may be selling at a premium over par; and
  •
  cost of maintaining a current prospectus.

Fund Termination

The Fund will terminate following the stated maturity or sale of the last security in the portfolio. The Fund may also terminate earlier with the consent of investors holding 51% of the units or if total assets of the Fund have fallen below 40% of the face amount of securities deposited. We will decide whether to terminate the Fund early based on the same factors used in deciding whether or not to offer units in the secondary market.

When the Fund is about to terminate you will receive a notice, and you will be unable to sell your units after that time. On or shortly before termination, we will sell any remaining securities, and you will receive your final distribution. Any security that cannot be sold at a reasonable price may continue to be held by the Trustee in a liquidating trust pending its final sale.

You will pay your share of the expenses associated with termination, including brokerage costs in selling securities. This may reduce the amount you receive as your final distribution.

Certificates

Certificates for units are issued on request. You may transfer certificates by complying with the requirements for redeeming certificates, described above. You can replace lost or mutilated certificates by delivering satisfactory indemnity and paying the associated costs.

Trust Indenture

The Fund is a "unit investment trust" governed by a Trust Indenture, a contract among the Sponsors, the Trustee and the

Evaluator, which sets forth their duties and obligations and your rights. A copy of the Indenture is available to you on request to the Trustee. The following summarizes certain provisions of the Indenture.

The Sponsors and the Trustee may amend the Indenture without your consent:

  •
  to cure ambiguities;
  •
  to correct or supplement any defective or inconsistent provision;
  •
  to make any amendment required by any governmental agency; or
  •
  to make other changes determined not to be materially adverse to your best interest (as determined by the Sponsors).

Investors holding 51% of the units may amend the Indenture. Every investor must consent to any amendment that changes the 51% requirement. No amendment may reduce your interest in the Fund without your written consent.

The Trustee may resign by notifying the Sponsors. The Sponsors may remove the Trustee without your consent if:

  •
  it fails to perform its duties and the Sponsors determines that its replacement is in your best interest; or
  •
  it becomes incapable of acting or bankrupt or its affairs are taken over by public authorities.

Investors holding 51% of the units may remove the Trustee. The Evaluator may resign or be removed by the Sponsors and the Trustee without the consent of investors. The resignation or removal of either becomes effective when a successor accepts appointment. The Sponsors will try to appoint a successor promptly; however, if no successor has accepted within 30 days after notice of resignation, the resigning Trustee or Evaluator may petition a court to appoint a successor.

Any Sponsor may resign as long as one Sponsor with a net worth of $2 million remains and agrees to the resignation. The remaining Sponsors and the Trustee may appoint a replacement. If there is only one Sponsor and it fails to perform its duties or becomes bankrupt the Trustee may:

  •
  remove it and appoint a replacement Sponsor;
  •
  liquidate the Fund; or
  •
  continue to act as Trustee without a Sponsor.

Merrill Lynch, Pierce, Fenner & Smith Incorporated acts as agent for the Sponsors.

The Trust Indenture contains customary provisions limiting the liability of the Trustee, the Sponsors and the Evaluator.

Legal Opinion

Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors, has given an opinion that the units are validly issued.

Auditors

Deloitte & Touche LLP, 2 World Financial Center, New York, New York 10281, independent auditors, audited the Statement of Condition included in this prospectus.

Sponsors

The Sponsors and their underwriting percentages are:

Merrill Lynch, Pierce, Fenner & Smith Incorporated (a wholly-owned subsidiary of Merrill Lynch & Co., Inc.) P.O. Box 9051,
Princeton, NJ 08543-9051	86.00%
Dean Witter Reynolds Inc. (a principal operating subsidiary of Morgan Stanley Dean Witter & Co.) Two World Trade Center—59th Floor,
New York, NY 10048	5.00%
PaineWebber Incorporated (an indirect subsidiary of UBS AG and an affiliate of UBS Warburg LLC) 1285 Avenue of the Americas,
New York, NY 10019	9.00%

100.00%

Each Sponsor is a Delaware corporation and it, or its predecessor, has acted as Sponsors to many unit investment trusts. As a registered broker-dealer each Sponsor buys and sells securities (including investment company shares) for others (including investment companies) and participates as an underwriter in various selling groups.

Trustee

The Bank of New York, Unit Trust Department, P.O. 974, Wall Street Division, New York, New York 10268-0974, is the Trustee. It is supervised by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.

Underwriters' and Sponsors' Profits

Underwriters receive sales charges when they sell units. The Sponsors also realize a profit or loss on deposit of the securities shown under Defined Portfolio. Any cash made available by you to the Sponsors before the settlement date for those units may be used in the Sponsors' businesses to the extent permitted by federal law and may benefit the Sponsors.

A Sponsor or Underwriter may realize profits or sustain losses on securities in the Fund which were acquired from underwriting syndicates of which it was a member. None of the securities in the Portfolio were bought from any of the Sponsors (as sole underwriter, managing underwriter or member of an underwriting syndicate).

During the initial offering period, the Sponsors also may realize profits or sustain losses on units they hold. In maintaining a secondary market, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy units and the prices at which they resell or redeem them.

Public Distribution

During the initial offering period, units will be distributed to the public by the Sponsors and dealers who are members of the National Association of Securities Dealers, Inc. This period is 30 days or less if all units are sold. The Sponsors may extend the initial period up to 120 days.

The Sponsors do not intend to qualify units for sale in any foreign countries. This prospectus does not constitute an offer to sell units in any country where units cannot lawfully be sold.

In the initial offering period, the concession to dealers will be $24 per 1,000 units. We may change the concession at any time. Dealers may resell units to other dealers with a concession not in excess of the original concession to dealers.

Code of Ethics

The Fund and the Agent for the Sponsors have each adopted a code of ethics requiring reporting of personal securities transactions by its employees with access to information on Fund transactions. Subject to certain conditions, the codes permit employees to invest in Fund securities for their own accounts. The codes are designed to prevent fraud, deception and misconduct against the Fund and to provide reasonable standards of conduct. These codes are on file with the Commission and you may obtain a copy by contacting the Commission at the address listed on the back cover of this prospectus.

Advertising and Sales Literature

Sales material may discuss developing a long-term financial plan, working with your financial professional; the nature and risks of various investment strategies and Defined Asset Funds that could help you toward your financial goals and the importance of discipline; how securities are selected for these funds, how the funds are created and operated, features such as convenience and costs, and options available for certain types of funds including automatic reinvestment, rollover, exchanges and redemption. It may also summarize some similarities and differences with mutual funds and discuss the philosophy of spending time in the market rather than trying to time the market, including probabilities of negative returns over various holding periods.

Advertising and sales literature may state past total return performance of the Portfolio for various periods. Returns are computed by taking price changes for the period plus income reinvested, divided by the initial public offering price, and reflecting deduction of maximum Portfolio sales charges and expenses. For periods of more than a year, average annualized returns shall be stated, which may be accompanied with no greater prominence by statement of cumulatiave total returns. Returns without reflecting deduction of sales charges or only of deferred sales charges may also be stated with no greater prominence than total returns reflecting deduction of all sales charges when the different basis of computation is disclosed.

Taxes

The following summary describes some of the important income tax consequences of holding units. It assumes that you are not a dealer, financial institution, insurance company or other investor with special circumstances. You should consult your own tax adviser about your particular circumstances.

In the opinion of our counsel, under existing law:

General Treatment of the Fund and Your Investment

The Fund will not be taxed as a corporation for federal income tax purposes, and you will be considered to own directly your share of each Security in the Fund. Unless the junior subordinated debentures (or the

Trust Preferred Securities) are characterized as equity interests in the issuing corporation, income from the Fund will generally be considered interest income for federal income tax purposes and be taxed at ordinary income rates. You will be considered to receive your share of any interest when that interest is received by the Fund, regardless of whether the interest is reinvested or a portion is used to pay fund expenses. Please consult your tax adviser in this regard.

Each issuer has, at the time of issuance of the Trust Preferred Securities, expressed a belief that its Trust Preferred Securities were not issued with original issue discount for federal income tax purposes. If, however, an issuer exercises its right to defer interest payments, then its junior subordinated debentures will be considered to be retired and reissued, giving rise to original issue discount. You should consult your tax adviser in this regard.

Gain or Loss Upon Disposition

You will generally recognize capital gain or loss when you dispose of your units for cash (by sale or redemption), when you exchange your units for units of another Defined Fund or when the Trustee disposes of Securities in the Portfolio.

Your gain, however, will generally be ordinary income to the extent of any accrued "market discount." Generally, you will have market discount to the extent that your basis in a security when you purchase a unit is less than its stated redemption price at maturity (or, if it is an original issue discount security, the issue price increased by original issue discount that has accrued before your purchase). You should consult your tax adviser in this regard.

You generally will not recognize gain or loss on an "in-kind" distribution to you of your proportional share of the Portfolio Securities, whether it is in redemption of your units or upon termination of the Portfolio. Your holding period for the distributed Securities will include your holding period in your units.

If your net long-term capital gains exceed your net short-term capital losses, the excess may be subject to tax at a lower rate than ordinary income. Any capital gain from the Fund will be long-term if you are considered to have held your investment that produces the gain or loss for more than one year and short-term otherwise. Because the deductibility of capital losses is subject to limitations, you may not be able to deduct all of your capital losses. You should consult your tax adviser in this regard.

Your Tax Basis in the Securities

Your aggregate basis in units that you have purchased for cash will be equal to the cost of the units, including the sales fee, and may be subject to certain adjustments. You should consult your tax adviser in this regard.

You should not increase your basis in your units by deferred sales charges or organizational expenses. The tax reporting form and annual statements you receive will be based on the net amounts paid to you, from which these expenses will already have been deducted. Your basis in Securities distributed to you will be the same as the portion of your basis in your units that is attributable to the distributed Securities and your holding period for distributed securities will include your holding period in your units.

Expenses

If you are an individual who itemizes deductions, you may deduct your share of Fund expenses, but only to the extent that such amount, together with your other miscellaneous deductions, exceeds 2% of your adjusted gross income. Your ability to deduct Portfolio expenses will be limited further if your adjusted gross income exceeds a specified amount, currently $128,950 ($64,475 for a married person filing separately).

State and Local Taxes

Under the income tax laws of the State and City of New York, the Fund will not be taxed as a corporation, and the income of the Fund will be treated as the income of the investors in the same manner as for federal income tax purposes. Interest on the U.S. Treasury Notes will be exempt from state and local personal income taxes.

Foreign Investors

If you are a foreign investor and you are not engaged in a U.S. trade or businesses, you generally will not be subject to U.S. federal income tax, or withholding tax, on your share of interest income or gain on a Security issued after July 18, 1984, if you meet certain requirements, including the certification of foreign status and other matters. If the junior subordinated debentures (or the Trust Preferred Securities) were characterized as equity interests in the issuing corporation (see "Tax Risk"), you generally would be subject to withholding tax at a rate of 30% (or at a lower applicable treaty rate). You should consult your tax adviser about the possible application of federal, state and local, and foreign taxes.

Retirement Plans

You may wish to purchase units for an Individual Retirement Account (IRA) or other retirement plan. Generally, capital gains and income received in each of these plans are exempt from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for tax-deferred rollover treatment. You should consult your attorney or tax adviser about the specific tax rules relating to these plans. These plans are offered by brokerage firms, including the Sponsors of this Fund, and other financial institutions. Fees and charges with respect to such plans may vary.

Supplemental Information

You can receive at no cost supplemental information about the Fund by calling the Trustee. The supplemental information includes more detailed risk disclosure about the types of securities that may be in the Fund's portfolio, general risk disclosure concerning any insurance securing certain securities, and general information about the structure and operation of the Fund. The supplemental information is also available from the SEC.

REPORT OF INDEPENDENT AUDITORS

The Sponsors, Trustee and Holders of Corporate Income Fund, Preferred Securities Portfolio Series 102, Defined Asset Funds (the "Fund"):

We have audited the accompanying statement of condition and the related defined portfolio included in the prospectus of the Portfolio as of January 26, 2001. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of cash, contracts to purchase securities and an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Portfolio as of January 26, 2001 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
NEW YORK, NY
JANUARY 26, 2001

Statement of Condition as of January 26, 2001

Trust Property

Investments—Contracts to purchase Securities(1)	$10,490,644.34
Cash	20,000.00

Total	$10,510,644.34

Liabilities and Interest of Holders
Liabilities:
Reimbursement of Sponsors for Organization Expenses (2)	$20,000.00

Subtotal	20,000.00

Interest of Holders of 10,000,000 Units of fractional undivided interest outstanding:
Cost to investors (2)(3)(4)	10,614,044.34
Organization Expenses (2) and gross underwriting commissions (3)	(123,400.00)

Subtotal	10,490,644.34

Total	$10,510,644.34

   (1) Aggregate cost to the Fund of the securities listed under Defined Portfolio is based upon the offer side evaluation determined by the Evaluator at the evaluation time on the business day prior to the Initial Date of Deposit. The contracts to purchase the securities are collateralized by an irrevocable letter of credit which has been issued by San Paolo Bank, New York Branch, in the amount of $11,000,000 and deposited with the Trustee for the purchase of $10,000,000 face amount of securities.

   (2) A portion of the Unit Price consists of cash in an amount sufficient to pay for costs incurred in establishing the Fund. These costs have been estimated at $2.00 per 1,000 Units. A distribution will be made at the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors to the Sponsors will be satisfied. If the actual organization costs exceed the estimated aggregate amount shown above, the Sponsors will pay for this excess amount.

   (3) Assumes the maximum up-front sales fee per 1,000 units of 1.00% of the Unit Price. A mandatory distribution of $3.13 per 1,000 Units in the first year and $3.12 per 1,000 units in the second year is payable quarterly up to an aggregate of $25.00 over approximately a two-year period. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsors will be satisfied. If units are redeemed prior to the end of the second anniversary of the Fund, the remaining portion of the deferred sales charge distribution will be transferred to the account on the redemption date.

   (4) Aggregate Unit Price computed on the basis of the offer side evaluation of the underlying securities as of the evaluation time on the business day prior to the Initial Date of Deposit.

Defined Asset Funds®
Have questions ? Request the most recent free Information Supplement that gives more details about the Fund, by calling: The Bank of New York 1-800-221-7771

Corporate Income Fund
Preferred Securities Portfolio Series 102
(A Unit Investment Trust)

This Prospectus does not contain complete information about the investment company filed with the Securities and Exchange Commission in Washington, D.C. under the:
  • Securities Act of 1933 (file no. 333-35574) and
  • Investment Company Act of 1940 (file no. 811-2295).
 To obtain copies at prescribed rates—
Write: Public Reference Section of the Commission
  450 Fifth Street, N.W., Washington, D.C. 20549-6009
 Call: 1-800-SEC-0330.
 Visit: http://www.sec.gov.

No person is authorized to give any information or representations about this Fund not contained in this Prospectus or the Information Supplement, and you should not rely on any other information.

When units of this Fund are no longer available, this Prospectus may be used as a preliminary prospectus for a future series, but some of the information in this Prospectus will be changed for that series.
Units of any future series may not be sold nor may offers to buy be accepted until that series has become effective with the Securities and Exchange Commission. No units can be sold in any State where a sale would be illegal.
100810RR—01/01

PART II

Additional Information Not Included in the Prospectus

A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

 I. Bonding arrangements of the Depositors are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series—573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of the Depositors is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series—573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of the Depositors are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series—573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of the Depositors has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:

Merrill Lynch, Pierce, Fenner & Smith Incorporated	8-7221
Dean Witter Reynolds Inc.	8-14172
PaineWebber Incorporated	8-16267

     B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:

Merrill Lynch, Pierce, Fenner & Smith Incorporated	13-5674085
Dean Witter Reynolds Inc.	94-0899825
PaineWebber Incorporated	13-2638166
The Bank of New York, Trustee	13-4941102

II-1

SERIES OF DEFINED ASSET FUNDS

DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933

Series	SEC File Number
Corporate Income Fund, Preferred Securities Portfolio Series 100, Defined Asset Funds	333-26487

CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

    The facing sheet of Form S-6.

    The Prospectus.

    Additional Information not included in the Prospectus (Part II).

The following exhibits:

1.1	—	Form of Trust Indenture (incorporated by reference to Exhibit 1.1 to the Registration Statement of Corporate Income Fund Intermediate Series 200, 1933 Act File No. 333-49975).
1.1.1	—	Form of Standard Terms and Conditions of Trust Effective October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series-48, 1933 Act File No. 33-50247).
1.2	—	Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
1.11.1	—	Merrill Lynch Code of Ethics (incorporated by reference to Exhibit 1.11.1 to Post Effective Amendment No. 6 to the Registration Statement of Corporate Income Fund, Monthly Payment Series 315, 1933 Act File No. 33-49755).
1.11.2	—	Corporate Income Fund Code of Ethics (incorporated by reference to Exhibit 1.11.2 to Post Effective Amendment No. 6 to the Registration Statement of Corporate Income Fund, Monthly Payment Series 315, 1933 Act File No. 33-49755).
2.1	—	Form of Certificate of Beneficial Interest (included in Exhibit 1.1.1).
3.1	—	Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the heading "How The Fund Works—Legal Opinion" in the Prospectus.
4.1	—	Consent of the Evaluator.
5.1	—	Consent of independent auditors.
9.1	—	Information Supplement (incorporated by reference to Exhibit 9.1 to the Registration Statement of Corporate Income Fund, Intermediate Term Series 54, 1933 Act File No. 33-57973).

SIGNATURES

    The registrant hereby identifies the series number of Corporate Income Fund listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:

    1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    3) That it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of New York and State of New York on the 26th day of January, 2001.

Signatures appear on page R-3, R-4 and R-5.

    A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

    A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

    A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
Depositor

By the following persons, who constitute a majority of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated:	Powers of Attorney have been filed under Form SE and the following 1933 Act File Number: 333-70593

    GEORGE A. SCHIEREN
    JOHN L. STEFFENS

    JAY M. FIFE
     (As authorized signatory for Merrill Lynch, Pierce,
    Fenner & Smith Incorporated and
    Attorney-in-fact for the persons listed above)

PAINEWEBBER INCORPORATED
Depositor

By the following persons, who constitute the Board of Directors of PaineWebber Incorporated:	Powers of Attorney have been filed under the following 1933 Act File Number: 33-55073

    MARGO N. ALEXANDER
    TERRY L. ATKINSON
    BRIAN M. BAREFOOT
    STEVEN P. BAUM
    MICHAEL CULP
    REGINA A. DOLAN
    JOSEPH J. GRANO, JR.
    EDWARD M. KERSCHNER
    JAMES P. MacGILVRAY
    DONALD B. MARRON
    ROBERT H. SILVER
    MARK B. SUTTON

    By ROBERT E. HOLLEY
     (As authorized signatory for
    PaineWebber Incorporated
    and Attorney-in-fact for the persons listed above)

DEAN WITTER REYNOLDS INC.
Depositor

By the following persons, who constitute a majority of the Board of Directors of Dean Witter Reynolds Inc.:	Powers of Attorney have been filed under Form SE and the following 1933 Act File Numbers: 33-17085, 333-13039, 333-47553, 333-39302 and 333-89009

    BRUCE F. ALONSO
    RICHARD M. DeMARTINI
    RAYMOND J. DROP
    JAMES F. HIGGINS
    DONALD G. KEMPF, JR.
    JOHN J. MACK
    MITCHELL M. MERIN
    STEPHEN R. MILLER
    PHILIP J. PURCELL
    JOHN H. SCHAEFER
    THOMAS C. SCHNEIDER
    ALAN A. SCHRODER
    ROBERT G. SCOTT

    By MICHAEL D. BROWNE
     (As authorized signatory for
    Dean Witter Reynolds Inc.
    and Attorney-in-fact for the persons listed above)